787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 25, 2013

VIA EDGAR

Amy Miller, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Asset Management Income Fund, Inc.
Preliminary Proxy Statement Filed on March 12, 2013
Investment Company Act File No. 811-05012

Dear Ms. Miller:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the Staff provided in a telephone conversation with the undersigned on March 21, 2013.

For your convenience, the substance of your comments has been restated below in italicized text.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the proxy statement.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:                  Please clarify how broker non-votes and abstentions will be treated for purposes of voting.

Response:                             The below language has been added to page 2:

For purposes of the election of Directors (Proposal 1), abstentions and broker “non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

purpose of determining the presence of a quorum.  For purposes of the vote on the amendment or eliminations of each of the Fund’s fundamental investment restrictions described in Proposal 2, abstentions and broker non-votes will have the same effect as votes against the proposal, although they will be considered present for the purpose of determining the presence of a quorum.

Comment No. 2:                  Please provide additional detail to Terry Bovarnick’s background in the “Qualification of Board of Directors” section on page 8.

Response:                             The Registrant respectfully declines to make the requested change.  The Registrant believes that the disclosure of Terry Bovarnick’s background is consistent with the requirements of Item 22(b)(3)(i) of Schedule 14A, which requires the Registrant to “briefly discuss” the relevant information required by such item.

Comment No. 3:                  Several of the proposed fundamental investment restrictions have a carve out that permits the Fund to invest “to the extent permitted under the 1940 Act.”  Please disclose these 1940 Act limitations in the Fund’s Statement of Additional Information (“SAI”).

Response:                             The Registrant confirms that it will disclose the above-referenced 1940 Act limitations in the SAI at the next opportunity it has to update the document.

Comment No. 4:                  Please add disclosure in Proposal 2.C. regarding the segregation of assets when using derivatives.

Response:                             The below language has been added to the discussion in Proposal 2.C.:

The use of certain derivatives may require the Fund to segregate cash or liquid securities to the extent the Fund’s obligation under the derivative contract are not otherwise “covered” through ownership of the underlying asset or by other portfolio positions or by other means consistent with regulatory policies.

Comment No. 5:                  Please add disclosure in Proposal 2.E. regarding risks related to investing in real estate.

Response:                             The following disclosure has been added to the discussion in Proposal 2.E.:

The price of a real estate-related company’s shares may be affected by falling property values, increased interest rates, poor management of the company or other factors.

Comment No. 6:                  Please revise the proposed fundamental investment restriction in Proposal 2.F. so that it states that the Fund may not “make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.”  Please also delete the last paragraph under Proposal 2.F.

Response:                             The Registrant has made the requested changes.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Joanne Doldo, Credit Suisse Asset Management, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP